August 5, 2019

Seth M. Shaw
Chief Executive Officer
Tauriga Sciences, Inc.
555 Madison Avenue, 5th Floor
New York, NY 10022

       Re: Tauriga Sciences, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 29, 2019
           File No. 000-53723

Dear Mr. Shaw:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on July 29, 2019

Proposal 1 - Approval of Amendment to the Articles of Incorporation to Increase Shares of
Common Stock
Current Obligations of the Company to Issue Shares under Certain Convertible
Note
Agreements, page 10

1. We note you are seeking approval to increase your authorized common shares in order to satisfy your obligation to reserve shares under your convertible debt instrument, dated
      July 22, 2019. Please refer to Note A of Schedule 14A and provide the disclosure required by Item 11 of Schedule 14A. Also provide the disclosure required by Item 13(a) of
      Schedule 14A or explain why such disclosure is not required.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Seth M. Shaw
Tauriga Sciences, Inc.
August 5, 2019
Page 2

       Please contact Christine Westbrook at 202-551-5019 or Joe McCann at 202-551-6262
with any questions.



                                                        Sincerely,
FirstName LastNameSeth M. Shaw
                                                        Division of Corporation
Finance
Comapany NameTauriga Sciences, Inc.
                                                        Office of Healthcare &
Insurance
August 5, 2019 Page 2
cc:       Theodore Ghorra, Esq.
FirstName LastName